SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 18, 2018.

TRANSLATION

Buenos Aires, December 18, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Admission to the ByMA Corporate Governance Plus Panel

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that connection, we inform you that on the date hereof YPF S.A. (the “Company”) has been admitted to the special panel denominated “Corporate Governance Plus Panel” (CG+ Panel) created by Bolsas y Mercados Argentinos S.A. (ByMA), following ByMA’s invitation for the Company to participate therein.

ByMA’s Corporate Governance Panel is a new market segment which shall be composed by companies who voluntarily adhere to increased standards of good corporate governance and transparency than those required under Argentine regulations and who assume the commitment to their monitoring on a periodic basis. Such standards are in line with the corporate governance principles of the Organization for Economic Co-operation and Development (OECD), which were adopted by the G20.

The fact that the Company has received this invitation from ByMA, together with the opportunity of being part to the first sustainability index of the Argentine stock market, reflects a recognition of the efforts made by the Company for adopting the best practices in corporate governance matters pursuant to international standards.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 19, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer